CUSIP NO. 461804106	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

INVESTORS TITLE COMPANY

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

461804106

(CUSIP Number)

Nicholas J. Swenson
c/o Groveland Capital LLC
5000 West 36th Street, Suite 130
Minneapolis, MN 55416
Telephone: (612) 353-6380

Kyle Mowery
c/o GrizzlyRock Capital, LLC
191 N. Wacker Drive, Suite 1500
Chicago, IL  60606
Telephone: (312) 300-4983

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 461804106	Page 2 of 21 Pages

1		NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 461804106	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON Groveland Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 461804106	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 461804106	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 461804106	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON Seth Barkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,100
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 461804106	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON GrizzlyRock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,354
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,354
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 461804106	Page 8 of 22 Pages

1		NAME OF REPORTING PERSON GrizzlyRock GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,354
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,354
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 461804106	Page 9 of 22 Pages

1		NAME OF REPORTING PERSON GrizzlyRock Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,354
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,354
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 461804106	Page 10 of 22 Pages

1		NAME OF REPORTING PERSON Kyle Mowery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,004
	8	SHARED VOTING POWER 59,364
	9	SOLE DISPOSITIVE POWER 2,004
	10	SHARED DISPOSITIVE POWER 59,364
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 461804106	Page 11 of 22 Pages

1		NAME OF REPORTING PERSON Vivaldi Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,010
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 461804106	Page 12 of 22 Pages

1		NAME OF REPORTING PERSON Vivaldi Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,010
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP NO. 461804106	Page 13 of 21 Pages

Item 1.                      Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, no par value per share (the “Common Stock”), of Investors Title Company, a North Carolina corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 121 North Columbia Street, Chapel Hill, NC  27514.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”).  Mr. Swenson also serves as a director of Air T.  By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, he may be deemed a control person of Air T.  As a control person of Air T, Mr. Swenson may be deemed to have shared voting and dispositive power with respect to the 17,000 shares of Common Stock held by Air T and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Air T.  Mr. Swenson specifically disclaims beneficial ownership of such shares.  By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Groveland Group (as defined below), Air T and the Groveland Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Air T expressly disclaims beneficial ownership of the securities held by the Groveland Group.  The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Groveland Group.  Air T may direct the vote and disposition of the 17,000 shares of Common Stock it holds directly.  Information regarding the executive officers and directors of Air T is set forth on Annex 1 attached hereto and incorporated herein by reference.  The securities reported herein as being beneficially owned by Air T do not include any securities held by Messrs. Barkett and Mowery, the Groveland Group (as defined below), the GrizzlyRock Group (as defined below) and the Vivaldi Group (as defined below).

With regard to Groveland Capital LLC (“Groveland Capital”), Groveland Master Fund Ltd. (“Groveland Fund”) and Nicholas J. Swenson (collectively, the “Groveland Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by the Groveland Fund.  The Groveland Fund may direct the vote and disposition of the 26,100 shares of Common Stock it holds directly. Groveland Capital serves as the investment adviser and general partner to the Groveland Fund and may direct the vote and disposition of the 26,100 shares of Common Stock held by the Groveland Fund.  Mr. Swenson is the sole owner of the Groveland Fund and the Managing Member of Groveland Capital and may direct the vote and disposition of the 26,100 shares of Common Stock held by the Groveland Fund.  The Groveland Group expressly disclaims beneficial ownership of securities held by Air T.  The securities reported herein as being beneficially owned by the Groveland Group do not include any securities held by Messrs. Swenson, Barkett and Mowery, Air T, the GrizzlyRock Group and the Vivaldi Group.

Seth Barkett may direct the vote and disposition of the 7,100 shares of Common Stock that he holds in his own name.  Mr. Barkett is a contract employee of Groveland Capital, providing investment research, trading, and portfolio management services.  The securities reported herein as being beneficially owned by Mr. Barkett do not include any securities held by Messrs. Swenson and Mowery, Air T, the Groveland Group, the GrizzlyRock Group and the Vivaldi Group.

With regard to GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), GrizzlyRock GP, LLC (“GrizzlyRock GP”), GrizzlyRock Value Partners, LP (“GrizzlyRock Fund”) and Kyle Mowery (collectively, the “GrizzlyRock Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by the GrizzlyRock Fund.  The GrizzlyRock Fund may direct the vote and disposition of the 50,354 shares of Common Stock it holds directly.  GrizzlyRock Capital and GrizzlyRock GP serve as the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, and may direct the vote and disposition of the 50,354 shares of Common Stock held by the GrizzlyRock Fund.  Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and may direct GrizzlyRock Capital to direct the vote and disposition of the 50,354 shares of Common Stock held by the GrizzlyRock Fund.  Mr. Mowery specifically disclaims beneficial ownership of such shares.  The securities reported herein as being beneficially owned by the GrizzlyRock Group do not include any securities held by Messrs. Swenson, Barkett and Mowery, Air T, the Groveland Group and the Vivaldi Group.

CUSIP NO. 461804106	Page 14 of 21 Pages

Kyle Mowery may direct the vote and disposition of the 2,004 shares of Common Stock that he holds in his own name.  The securities reported herein as being beneficially owned by Mr. Mowery do not include any securities held by Messrs. Swenson and Barkett, Air T and the Groveland Group.

Vivaldi Asset Management, LLC (“Vivaldi”) is an investment adviser registered with the SEC that provides investment advisory services to certain series of Advisor Series Trust, a registered investment company, specifically the Vivaldi Orinda Hedged Equity Fund and the Vivaldi Orinda Macro Opportunities Fund (collectively, the “Client Accounts”).  As investment adviser to the Client Accounts, Vivaldi has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities (including the 9,010 shares of Common Stock of the Issuer held by the Client Accounts), and may thus be deemed the beneficial owner of the shares of the Issuer’s Common Stock held in the Client Accounts. Vivaldi does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  The securities reported herein as being beneficially owned by Vivaldi do not include any securities held by Messrs. Swenson, Barkett and Mowery, Air T, the Groveland Group and the GrizzlyRock Group.

Vivaldi Holdings, LLC (“Vivaldi Holdings”, and collectively with Vivaldi, the “Vivaldi Group”) controls Vivaldi. By virtue of its control of Vivaldi, Vivaldi Holdings may be deemed to have a beneficial interest in the 9,010 shares of the Issuer’s Common Stock held by Vivaldi on behalf of the Client Accounts.  Vivaldi Holdings does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  Information regarding the executive officers and managing members of Vivaldi Holdings is set forth on Annex 2 attached hereto and incorporated herein by reference.  The securities reported herein as being beneficially owned by Vivaldi Holdings do not include any securities held by Messrs. Swenson, Barkett and Mowery, Air T, the Groveland Group and the GrizzlyRock Group.

Messrs. Swenson, Barkett and Mowery, Air T, the Groveland Group, the GrizzlyRock Group and the Vivaldi Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  Each of these parties expressly disclaims beneficial ownership of securities held by the other parties, except as otherwise provided herein.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed jointly by Messrs. Swenson, Barkett and Mowery, Air T, the Groveland Group, the GrizzlyRock Group and the Vivaldi Group.

The parties identified in the list below constitute the Groveland Group:

●	Groveland Capital LLC, a Delaware limited liability company and registered investment adviser to Groveland Master Fund Ltd.

CUSIP NO. 461804106	Page 15 of 22 Pages

●	Groveland Master Fund Ltd., a Delaware corporation wholly owned by Nicholas J. Swenson.

●	Nicholas J. Swenson as the Managing Member of Groveland Capital LLC.

The parties identified in the list below constitute the GrizzlyRock Group:

●	GrizzlyRock Capital, LLC, a Delaware limited liability company and investment adviser to GrizzlyRock Value Partners, LP.

●	GrizzlyRock GP, LLC, a Delaware limited liability company and general partner of GrizzlyRock Value Partners, LP.

●	GrizzlyRock Value Partners, LP, a Delaware limited partnership.

●	Kyle Mowery as the Managing Member of GrizzlyRock Capital, LLC and GrizzlyRock GP, LLC.

The parties identified in the list below constitute the Vivaldi Group:

●	Vivaldi Asset Management, LLC, a Delaware limited liability company and registered investment adviser to the Client Accounts.

●	Vivaldi Holdings, LLC, a Delaware limited liability company and control person of Vivaldi Asset Management, LLC.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 hereto.  The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares held in the name of Air T by virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T; and (2) shares of Common Stock held in the name of the Groveland Fund by virtue of Mr. Swenson’s capacity as sole owner of the Groveland Fund and as Managing Member of Groveland Capital.

This statement is filed by Mr. Barkett, with respect to the shares of Common Stock beneficially owned by him as an individual holding shares directly.

This statement is filed by Mr. Mowery, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in the name of the GrizzlyRock Fund by virtue of Mr. Mowery’s capacity as Managing Member of GrizzlyRock Capital and GrizzlyRock GP; (2) shares of Common Stock held in the name of the Client Accounts by virtue of Mr. Mowery’s capacity as Portfolio Manager of those accounts; and (3) as an individual holding shares directly.

CUSIP NO. 461804106	Page 16 of 22 Pages

(b) - (c)           The principal business address of Air T is 3524 Airport Road, Maiden, North Carolina 28650. Air T was incorporated under the laws of the State of Delaware in 1980 and operates wholly owned subsidiaries in three industry segments: (1) the overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry; (2) the ground equipment sales segment, comprised of its Global Ground Support, LLC subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; and (3) the ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.

The principal business address of each of Groveland Capital, the Groveland Fund and Messrs. Swenson and Barkett is 5000 West 36th Street, Suite 130, Minneapolis, MN 55416.  Each of Groveland Capital and the Groveland Fund are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of Groveland Capital.  The principal employment of Mr. Barkett is (1) private investor and (2) providing investment research, trading, and portfolio management services to Groveland Capital.

The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL  60606.  Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund are engaged in various interests, including investments. The principal employment of Mr. Mowery is (1) private investor, (2) serving as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and (3) serving as a Portfolio Manager of Vivaldi.

The principal business address of each of Vivaldi and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL  60606.  Vivaldi is engaged in various interests, including investments.  Vivaldi Holdings is a holding company.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Messrs. Swenson, Barkett and Mowery are each a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with (1) the working capital of Air T, the Groveland Fund or the GrizzlyRock Fund, as applicable; (2) the personal funds of Messrs. Barkett or Mowery, as applicable; and (3) the funds of the Client Accounts.  The aggregate amount of funds expended, excluding commissions, to acquire shares held by Air T is $1,288,309; by the Groveland Fund is $1,904,517; by the GrizzlyRock Fund is $3,625,488; by the Client Accounts is $648,720; by Mr. Barkett is $511,626; and by Mr. Mowery is $143,787.

CUSIP NO. 461804106	Page 17 of 22 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Issuer is undervalued and overcapitalized.  See presentation attached hereto as Exhibit 99.2.  We encourage the Issuer to evaluate strategic options that will enhance shareholder value including: a tender offer or share buyback program; a special dividend; a synergistic merger or acquisition to facilitate expansion into new markets; a review of the Issuer’s reinsurance program to assure that it is consistent with a plan to add economic value and manage tail risks; and board reform including but not limited to shareholder representation on the board of directors.  The Reporting Persons will seek an opportunity to meet with the Issuer’s management team to engage in friendly, constructive, and value-enhancing dialogue.

The Reporting Persons purchased the Common Stock for investment purposes.  The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)-(b)           The following list and notes to the list set forth the aggregate number and percentage (based on 2,000,255 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended June 30, 2015) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2, and indicates whether such Reporting Persons have sole or shared voting and dispositive power over such shares.  As a group, the Reporting Persons would hold 111,568 shares of Common Stock, or 5.6% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air T(1)	17,000	0.9%
Groveland Capital LLC(2)	26,100	1.3%
Groveland Master Fund Ltd.(2)	26,100	1.3%
Nicholas J. Swenson(3)	43,100	2.2%
Seth Barkett(4)	7,100	0.4%
GrizzlyRock Capital, LLC(5)	50,354	2.5%
GrizzlyRock GP, LLC(5)	50,354	2.5%
GrizzlyRock Value Partners, LP(5)	50,354	2.5%
Kyle Mowery(6)	61,368	3.1%
Vivaldi Asset Management LLC(7)	9,010	0.5%
Vivaldi Holdings, LLC(7)	9,010	0.5%

CUSIP NO. 461804106	Page 18 of 22 Pages

(1)
Air T has sole voting and dispositive power with regard to the 17,000 shares of Common Stock that it holds.  Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.  By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, he may be deemed a control person of Air T.  As a control person of Air T, Mr. Swenson may be deemed to have shared voting and dispositive power with respect to the 17,000 shares of Common Stock held by Air T and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Air T.  Mr. Swenson specifically disclaims beneficial ownership of such shares.

(2)
Groveland Capital is the investment adviser to the Groveland Fund and, as investment adviser, has voting and dispositive power with regard to the 26,100 shares of Common Stock held by the Groveland Fund.  Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital.  Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 26,100 shares of Common Stock held by the Groveland Fund.

(3)
Because Mr. Swenson is the sole owner of the Groveland Fund and is the Managing Member of Groveland Capital, he has the power to direct the affairs of the Groveland Fund, including the voting and disposition of 26,100 shares of Common Stock held in the name of the Groveland Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Groveland Fund.  By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, he may be deemed a control person of Air T.  As a control person of Air T, Mr. Swenson may be deemed to have shared voting and dispositive power with respect to the 17,000 shares of Common Stock held by Air T and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Air T.  Mr. Swenson specifically disclaims beneficial ownership of such shares.

(4)	Mr. Barkett has sole voting and dispositive power with regard to the 7,100 shares of Common Stock that he holds in his own name.

(5)
GrizzlyRock Capital is the investment adviser to and GrizzlyRock GP is the general partner of the GrizzlyRock Fund.  Each has voting and dispositive power with regard to the 50,354 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, he has the power to direct the affairs of GrizzlyRock Capital and GrizzlyRock GP.  Therefore, GrizzlyRock Capital and GrizzlyRock GP may be deemed to share with Mr. Mowery voting and dispositive power with regard to the 50,354 shares of Common Stock held by the GrizzlyRock Fund.

(6)
Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, the investment adviser to and the general partner of the GrizzlyRock Fund, he has the power to direct the affairs of the GrizzlyRock Fund, including the voting and disposition of 50,354 shares of Common Stock held in the name of the GrizzlyRock Fund.  Therefore, Mr. Mowery is deemed to share voting and dispositive power with respect to the 50,354 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Portfolio Manager for the Client Accounts, he has voting and dispositive power with regard to the 9,010 shares of Common Stock held by the Client Accounts.  Mr. Mowery specifically disclaims beneficial ownership of all such shares.  Mr. Mowery has sole voting and dispositive power with regard to the 2,004 shares of Common Stock that he holds in his own name.

(7)
Vivaldi, as investment adviser to the Client Accounts, may be deemed to have shared voting and dispositive power with respect to 9,010 shares of Common Stock.  Vivaldi Holdings, as a control person of Vivaldi, may be deemed to have shared voting and dispositive power with respect to 9,010 shares of Common Stock and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Vivaldi.  Vivaldi and Vivaldi Holdings specifically disclaim beneficial ownership of such shares.

CUSIP NO. 461804106	Page 19 of 22 Pages

(c)           The Reporting Persons effected the following purchases (and no sales) within the past 60 days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
GrizzlyRock Fund	8/20/2015	200	$71.00	Open Market Purchase
GrizzlyRock Fund	8/24/2015	250	$70.98	Open Market Purchase
GrizzlyRock Fund	8/24/2015	42	$71.00	Open Market Purchase
GrizzlyRock Fund	8/24/2015	58	$71.47	Open Market Purchase
Vivaldi – Client Accounts	8/26/2015	400	$71.00	Open Market Purchase
Vivaldi – Client Accounts	8/26/2015	100	$71.00	Open Market Purchase
GrizzlyRock Fund	8/28/2015	1,000	$71.00	Open Market Purchase
GrizzlyRock Fund	8/31/2015	154	$71.00	Open Market Purchase
GrizzlyRock Fund	9/1/2015	236	$70.58	Open Market Purchase
Vivaldi – Client Accounts	9/4/2015	65	$70.11	Open Market Purchase
Vivaldi – Client Accounts	9/4/2015	35	$70.11	Open Market Purchase
GrizzlyRock Fund	9/9/2015	750	$69.95	Open Market Purchase
GrizzlyRock Fund	9/11/2015	254	$69.99	Open Market Purchase
Vivaldi – Client Accounts	9/25/2015	132	$71.25	Open Market Purchase
Vivaldi – Client Accounts	9/25/2015	269	$71.25	Open Market Purchase
Vivaldi – Client Accounts	10/1/2015	800	$71.50	Open Market Purchase
Vivaldi – Client Accounts	10/1/2015	450	$71.50	Open Market Purchase

CUSIP NO. 461804106	Page 20 of 22 Pages

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Groveland Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

With respect to the GrizzlyRock Fund, GrizzlyRock Capital is entitled to a management fee based upon a percentage of total capital, and GrizzlyRock GP is entitled to an allocation of a portion of profits, if any.

Vivaldi is the investment adviser to the Client Accounts pursuant to investment advisory agreements that provide Vivaldi with the authority to (i) invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Issuer), and (iii) file this statement.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Investors Title Company Comprehensive Analysis, dated October, 2015

CUSIP NO. 461804106	Page 21 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 7, 2015

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND MASTER FUND LTD. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
/s/ Nicholas J. Swenson Nicholas J. Swenson
/s/ Seth Barkett Seth Barkett
GRIZZLYROCK CAPITAL, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member

CUSIP NO. 461804106	Page 22 of 22 Pages

GRIZZLYROCK GP, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK VALUE PARTNERS LP By GrizzlyRock GP, LLC as General Partner By: /s/ Kyle Mowery Kyle Mowery Managing Member
/s/ Kyle Mowery Kyle Mowery
VIVALDI ASSET MANAGEMENT, LLC By: /s/ Randal Golden Randal Golden Chief Financial Officer
VIVALDI HOLDINGS, LLC By: /s/ Randal Golden Randal Golden Manager

Annex 1
Air T, Inc. Executive Officer and Director Information
October 7, 2015

The following sets forth certain information with respect to the executive officers and directors of Air T, Inc. (the “Company”).  The business address of each executive officer and director is 3524 Airport Road, Maiden, North Carolina 28650.

None of the executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the executive officers or directors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described in the Schedule 13D filing, none of the executive officers or directors is a beneficial owner of shares of Common Stock, no par value per share, of Investors Title Company, a North Carolina corporation.  Each of the executive officers and directors is a United States citizen.

Seth G. Barkett, a director of the Company, is a contract employee of Groveland Capital LLC, a hedge fund, providing investment research, trading, and portfolio management services.

William R. Foudray, a director of the Company, is the Executive Vice President of Vantage Financial, LLC, an equipment leasing and finance company that he co-founded.

Gary S. Kohler, a director of the Company, is the Chief Investment Officer, portfolio manager and Managing Partner of Blue Clay Capital Management, LLC, an investment management firm.

Andrew L. Osborne, a director of the Company, is the Chief Executive Officer and Managing Member of Kingsbury Run Capital, LLC, an investment management firm.

John A. Reeves, a director of the Company, is the Chief Operating Officer of Silver Airways, Inc., a regional airline.

Andrew J. Stumpf, a director of the Company, is the Vice President, Finance of Cadillac Casting, Inc. and 3Point Machine, Inc., automotive suppliers of metal cast and precision-machined components, and a member of Storm Lake Capital, LLC, a private investment group.

Nicholas J. Swenson, a director of the Company and the Company’s President and Chief Executive Officer, is also a private investor and the founder and managing member of Groveland Capital LLC, an investment management firm.

Candice L. Otey is the Company’s Vice President-Finance, Chief Financial Officer, Treasurer and Secretary.

Annex 2
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
October 7, 2015

The following sets forth certain information with respect to the executive officers and members of Vivaldi Holdings, LLC.  None of the executive officers or members is a beneficial owner of shares of Common Stock, no par value per share, of the Issuer.

A. Name; David Sternberg
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Chief Executive Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

NONE

F. Citizenship. United States

Annex 2
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
October 7, 2015

A. Name; Randal Golden
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Chief Financial Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

NONE

F. Citizenship. United States

Annex 2
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
October 7, 2015

A. Name; Michael Peck
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
President – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

NONE

F. Citizenship. United States

Annex 2
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
October 7, 2015

A. Name; Scott Hergott
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Co-Chief Investment Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

NONE

F. Citizenship. United States

Annex 2
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
October 7, 2015

A. Name; Chad Eisenberg
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Chief Operating Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

NONE

F. Citizenship. United States